SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                          04 May 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Offer Update announcement made on 5 April 2004
             2.  Transcomm Offer Closed announcement made on 13 April 2004
             3.  Director Shareholding announcement made on 16 April 2004
             4.  Director Shareholding announcement made on 16 April 2004
             5.  BT Scotland appointment announcement made on 20 April 2004
             6.  Transaction in Own Shares announcement made on 21 April 2004
             7.  Director Shareholding announcement made on 22 April 2004
             8.  Blocklisting Interim Review announcement made on 22 April 2004
             9.  Statement re Broadband announcement made on 27 April 2004
             10. Broadband Migration announcement made on 28 April 2004
             11. Ofcom Strategic Review announcement made on 28 April 2004



Enclosure 1


BT GROUP PLC

OFFER FOR TRANSCOMM PLC
Not for release, publication or distribution in or into the USA, Canada or Japan.


FOR IMMEDIATE RELEASE
5 April 2004


                      British Telecommunications plc

                        Recommended cash offer

                                  for

                             Transcomm plc

                          Extension of the Offer


On 15 March 2004 British Telecommunications plc ("BT") announced that the Offer had become unconditional in all respects. By 3.00 p.m. on 5 April 2004 valid acceptances of the Offer had been received in respect of a total of 95,443,868 Transcomm Shares, representing approximately 91.77 per cent. of the issued share capital of Transcomm.

The Offer has been extended and will remain open for acceptance until 3.00pm on 13 April 2004.

Transcomm Shareholders who have not accepted the Offer are strongly encouraged to complete and return their Form of Acceptance (whether or not their Transcomm Shares are held in CREST) as soon as possible to be received by post or (during normal business hours) by hand by Lloyds TSB Registrars plc, Princess House, 1 Suffolk Lane, London EC4R 0AX.

On 23 January 2004, BT announced that it had received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the issued share capital of Transcomm.

Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purpose of the Offer owned, or controlled, any Transcomm Shares or any rights over any Transcomm Shares immediately prior to the commencement of the Offer Period. Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purposes of the Offer has acquired or (other than pursuant to the Offer) agreed to acquire any Transcomm Shares or (save for the irrevocable undertakings to accept the Offer referred to in the announcement by BT on 23 January 2004) any rights over any Transcomm Shares during the Offer Period. None of the valid acceptances referred to above have been received from persons acting in concert with BT.

Words and expressions defined in the offer document dated 7 February 2004 have the same meaning in this announcement, unless the context requires otherwise.

The directors of British Telecommunications plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers LLP or for giving advice in relation to the Offer or any other matter referred to in this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada or Japan, and, subject to certain exceptions, the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada or Japan. Accordingly, this announcement is not being made in the USA, Canada or Japan and copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

Enclosure 2


BT GROUP PLC

OFFER FOR TRANSCOMM PLC
Not for release, publication or distribution in or into the USA, Canada or Japan.

FOR IMMEDIATE RELEASE
13 April 2004

                         British Telecommunications plc
                             Recommended cash offer
                                      for
                                 Transcomm plc
                       Compulsory acquisition procedures


On 15 March 2004 British Telecommunications plc ("BT") announced that the Offer had become unconditional in all respects. By 3.00 p.m. on 13 April 2004 valid acceptances of the Offer had been received in respect of a total of 97,737,688 Transcomm Shares, representing approximately 93.91 per cent. of the issued share capital of Transcomm. The Offer is now closed and is no longer available for acceptance.

Having received valid acceptances for the Offer in respect of over 90 per cent. in value of the Transcomm Shares to which the Offer relates, BT intends to give notice to those Transcomm Shareholders who have not accepted the Offer that it will compulsorily acquire their Transcomm Shares by applying sections 428 to 430F of the Companies Act.

On 23 January 2004, BT announced that it had received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the issued share capital of Transcomm.

Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purpose of the Offer owned, or controlled, any Transcomm Shares or any rights over any Transcomm Shares immediately prior to the commencement of the Offer Period. Neither BT, nor any person acting, or deemed to be acting, in concert with BT for the purposes of the Offer has acquired or (other than pursuant to the Offer) agreed to acquire any Transcomm Shares or (save for the irrevocable undertakings to accept the Offer referred to in the announcement by BT on 23 January 2004) any rights over any Transcomm Shares during the Offer Period. None of the valid acceptances referred to above have been received from persons acting in concert with BT.

Words and expressions defined in the offer document dated 7 February 2004 have the same meaning in this announcement, unless the context requires otherwise.


The directors of British Telecommunications plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

PricewaterhouseCoopers LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers LLP or for giving advice in relation to the Offer or any other matter referred to in this document.

Enclosure 3

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)      Name of company

BT Group plc

2)      Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors



4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person
(s)

n/a



6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors



7)       Number of shares/amount of stock acquired:

Recovery of 10,446 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.



8)       Percentage of issued class

n/a



9)       Number of shares/amount of stock disposed

n/a



10)      Percentage of issued class

n/a



11)      Class of security

Ordinary shares of 5p each



12)      Price per share

n/a



13)      Date of transaction

16 April 2004



14)      Date Company informed

16 April 2004



15)      Total holding following this notification

n/a



16) Total percentage holding of issued class following this notification

n/a



If a director has been granted options by the company please complete the following details (17 - 22)


17)      Date of grant

n/a



18)      Period during which or date on which exercisable

n/a



19)      Total amount paid (if any) for grant of the option

n/a



20)      Description of shares or debentures involved: class, number

n/a



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a



22) Total number of shares or debentures over which options held following this notification

No change



23)    Any additional information

The above named Directors have technical interests, as at 16 April 2004 under
Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 152,310 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


24)    Name of contact and telephone number for queries

John Challis 020 7356 4086



25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 16 April 2004

End

Enclosure 4


SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)            Name of company

BT Group plc

2)            Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person
(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)             Number of shares/amount of stock acquired:

Purchase of 69 shares at 180.25p per share.

 8)            Percentage of issued class

n/a

9)             Number of shares/amount of stock disposed

n/a

10)           Percentage of issued class

n/a

11)           Class of security

Ordinary shares of 5p each

12)           Price per share

180.25p

13)             Date of transaction

16 April 2004

14)           Date Company informed

16 April 2004

15)           Total holding following this notification

Paul Reynolds:

1.      46,892 ordinary shares - personal holding;

2. 154,140 ordinary shares under BT Incentive Share Plan - contingent award;

3.      156,687 shares under BT Group Deferred Bonus Plan;

 4.   11,999 shares under BT Executive Share Plan - contingent award;
 5.   Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6.   Options over 1,457,124 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)           Date of grant

n/a

18)           Period during which or date on which exercisable

n/a

19)           Total amount paid (if any) for grant of the option

n/a

20)           Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23)           Any additional information

The above named Director has a technical interest, as at 16 April 2004 under
Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 152,310 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)          Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 16 April 2004

End

Enclosure 5


20 April 2004

For immediate release



BT APPOINTS IAIN ROBERTSON AS NEW CHAIRMAN OF ITS SCOTTISH BOARD



Scottish banker Iain Robertson is announced today as the new chairman of the board of BT Scotland.

He is currently non-executive chairman and a former chief executive of the Royal Bank of Scotland's corporate banking and financial markets division, which is responsible for all corporate banking activities across the group.

He replaces, in June, Dr Iain Anderson who has been on the board since the inception of BT Scotland in July 1998. He took over as chairman in January 2000 following the retirement of Doug Riley, director and chairman BT Scotland.

Sir Christopher Bland, chairman of BT, welcomed Iain Robertson to the BT Scotland board and thanked Iain Anderson for his much valued contribution.

He said: "Since the creation of BT Scotland the communications industry has experienced considerable turbulence and change; throughout this time Iain Anderson has provided steady and experienced leadership. Under his chairmanship BT Scotland's strategic focus has been firmly on improving customer satisfaction and extending high-speed internet links.

"He leaves us at a time when broadband exchange coverage has increased from almost nil to more than 75 per cent of the country, with Scotland playing a leading role as the test bed for trials of new technologies to bring broadband to rural and remote communities.

"Iain Robertson's wide and varied experience in the public and private sectors will help us to move forward to the goal of 100 per cent broadband exchange availability by the end of 2005, with partnerships between the public sector and industry integral to this aim."

Iain Robertson's priorities will be to ensure the commitment to broadband is delivered, enable the roll-out of new services using the high-speed technology and to continue improvement to quality of service.

Iain Robertson said: " The commitment to making broadband available across Scotland provides the backbone for radical change to the development of the Scottish economy. The development of a knowledge based society and brand new delivery channels for goods and services offer great potential to everyone in Scotland to participate in these changes. I have been impressed by BT's commitment to and investment in these initiatives alongside partners in the public sector."

Iain Anderson, who also sat on the main board of BT, said: " I feel privileged to have been part of the BT team for the last ten years. There have been challenges galore and never ending excitement at the pace of change in our industry, with the opportunity to contribute in a positive way to Scotland's future prosperity. I am delighted that Iain Robertson is taking over from me and wish him well in the days ahead."

Iain Robertson joined The Royal Bank of Scotland Group in 1992 as managing director, Corporate and Institutional Banking, from NatWest where he was deputy chief executive and group finance director of County NatWest Limited.

 He led the creation of new businesses in acquisition finance, structured, project and leveraged finance and in development and mezzanine capital.

Under his management the Royal Bank became a leading player in corporate banking in the UK and in 1998 he was appointed chief executive of the newly constituted UK Bank, covering retail, corporate and institutional banking businesses.

Following the acquisition of NatWest he headed what is now the UK's largest corporate bank, providing a full range of lending, risk management and specialised services to corporates and institutions in the UK and worldwide.

A qualified chartered accountant, Iain was educated at Jordanhill College and Glasgow University. He previously worked in the civil service, with posts in the Department of Trade and Industry and the Department of Energy before moving to the Scottish Office. He was subsequently appointed director of Locate in Scotland and then chief executive of the Scottish Development Agency.

He is married with four children - two sons and twin daughters - and hobbies include golf, music and art.



For further information please contact Mitch Reid or Anna Steven at the BT Scotland Press Office on our 24-hour number 08457 262624. Pictures available by e-mail.

Enclosure 6


Wednesday, 21 April 2004


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 259 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 44,121,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,590,507,813.

Enclosure 7

                                  SCHEDULE 11



          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1)    Name of company



BT Group plc



2)    Name of Director



Sir Christopher Bland

Pierre Danon

Andy Green

Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.



Decrease in the interests in shares of the above directors following the lapse of share awards granted under the BT Executive Share Plan (ESP) in 1999 and the BT Incentive Share Plan (ISP) in 2001.



4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



Ilford Trustees (Jersey) Limited



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person
(s)



n/a



6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary



Decrease in the interests in shares of the above directors following the lapse of share awards granted under the BT Executive Share Plan (ESP) in 1999 and the BT Incentive Share Plan (ISP) in 2001.



7)    Number of shares/amount of stock acquired:



n/a



8)    Percentage of issued class



n/a



9)    Number of shares/amount of stock disposed



Sir Christopher Bland - an award of 331,488 shares lapsed under the ISP;



Pierre Danon - an award of 186,460 shares lapsed under the ISP;



Andy Green - an award of 40,032 shares lapsed under the ESP and an award of 186,460 shares lapsed under the ISP;



Paul Reynolds - an award of 11,999 shares lapsed under the ESP and an award of 154,140 shares lapsed under the ISP.



10)   Percentage of issued class



n/a



11)   Class of security



Ordinary shares of 5p each



12)   Price per share



n/a



13)   Date of transaction



21 April 2004



14)   Date Company informed



21 April 2004



15)   Total holding following this notification



Sir Christopher Bland



Personal holding: 674,062



BT Group Retention Share Plan: 281,072



BT Group Global Share Option Plan: option over 314,244 shares at 318p per share



Pierre Danon



Personal holding: 93,508



BT Group Deferred Bonus Plan: 190,271



BT Group Global Share Option Plan:

An option over 601,610 shares at 187p

An option over 360,970 shares at 187p

An option over 676,692 shares at 199.5p



Andy Green



Personal holding: 92,351



BT Group Deferred Bonus Plan: 179,457



BT Group Global Share Option Plan:

An option over 568,190 shares at 187p

An option over 340,910 shares at 187p

An option over 639,098 shares at 199.5p



BT Group Employee Sharesave Scheme:

An option over 2,905 shares at 255p



Paul Reynolds



Personal holding: 46,892



BT Group Deferred Bonus Plan: 156,687



BT Group Global Share Option Plan:

An option over 534,760 shares at 187p

An option over 320,860 shares at 187p

An option over 601,504 shares at 199.5p



BT Group Employee Sharesave Scheme:

An option over 4,555 shares at 218p





16) Total percentage holding of issued class following this notification



n/a



If a director has been granted options by the company please complete the following details (17 - 22)



17)   Date of grant



n/a



18)   Period during which or date on which exercisable



n/a



19)   Total amount paid (if any) for grant of the option



n/a



20)   Description of shares or debentures involved: class, number



n/a



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



n/a



22) Total number of shares or debentures over which options held following this notification



No change



23)   Any additional information



The above named Directors have technical interests, as at 21 April 2004 under
Schedule 13 of the Companies Act as follows:



- A technical interest, together with all employees of BT Group plc in 152,310 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;



- A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;



24)           Name of contact and telephone number for queries



John Challis 020 7356 4086



25) Name of signature or authorised company official responsible for making this notification



John Challis



Date of Notification: 22 April 2004



End

Enclosure 8

SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company: BT Group plc


2. Name of scheme:



a. BT Group executive option plans

b. BT Group employee savings related share schemes



3. Period of return:



From:                     01 October 2003

To:                       31 March 2004

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

a. 23,210,689



b. 2,370,191

5. Number of shares issued/allotted
   under scheme during period

a. nil



b. 1,484

6. Balance under scheme not yet issued/allotted at end of period

a. 23,210,689



b. 2,368,707


7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02



b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.



Please confirm total number of shares in issue at the end of the period in order for us to update our records



8,634,629,038 (takes into account the cancellation of 36,222,000 shares during the reporting period)

Contact for queries:


Name: Maria Reeves


Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ


Telephone: 020 7356 5266


Date of Notification: 22 April 2004

Enclosure 9


NR0421
April 27, 2004


                         BT PRESSES BROADBAND ACCELERATOR

          UK to have near universal broadband coverage by summer 2005


BT today announced plans to speed up the delivery of broadband services to rural communities. These plans will make the UK a world leader for broadband availability.

          BT is to systematically rollout ADSL broadband to a further 1,128 exchanges by no later than summer 2005. This will help bring broadband to exchanges serving 99.6 per cent of UK homes and businesses.

          The new approach replaces the broadband registration trigger scheme that has helped BT match investment to demand since July 2002.

Alison Ritchie, BT chief broadband officer, said: "BT has continued to innovate in order to drive broadband as an enabler for tomorrow's society and to deliver a truly Broadband Britain.

"The broadband registration scheme has been a powerful tool for us to match investment to demand and its fantastic success, with the support of local campaigners, has set the way for other countries to follow.

"Now, as we move into more and more rural areas and we have a clearer picture of growing demand, there are real benefits to be gained through a planned roll out. This means we can deliver broadband to far more people in a shorter timeframe.

"This approach also means we can use the best engineering solution for the whole network to efficiently manage costs and future growth.

"Together with our plans to extend the reach of broadband from a local exchange, this takes us significantly closer to universal availability."

          The rollout programme will be announced in detail by the end of June and will help BT bring forward some published broadband switch-on dates.

Alison Ritchie added: "The impact that local campaigners have had has been phenomenal - their efforts have meant take-up rates on trigger exchanges have exceeded those for exchanges that were enabled before the registration scheme. These local heroes have helped change the market and this in turn has contributed to our decision to take this approach."

BT Wholesale is working with service providers so people will be able to place their orders as soon as the go live date for their exchange is fixed. The certainty brought by this approach will also help service providers with their longer term business planning and marketing activities.

Today's announcement will deliver broadband to every exchange in the UK except for the very smallest which between them account for less than 100,000 premises. BT will continue to seek to work in partnership with public sector and other organisations to find suitable ways of delivering broadband to these exchanges. BT has developed or is developing several products that are suitable including wireless and satellite broadband as well as the Exchange Activate community broadband solution.


Notes to editors -

The innovative demand registration scheme launched in July 2002 has been a major driver in BT's rollout of broadband services with more than 880,000 individual registrations leading to the upgrade of more than 2,000 exchanges. The scheme will have taken broadband availability from 66 per cent in July 2002 to more than 90 per cent when all the triggered exchanges previously in the upgrade programme are completed.

The broadband registration scheme will cease with immediate effect - those exchanges that have already triggered will have dates set as soon as possible. BT will also set dates for all exchanges within ten per cent of their triggers so that these can also go into immediate build. BT plans to announce the phasing of the rollout for the remaining trigger exchanges by the end of June 2004.

BT hopes to build on its relationship with local broadband campaigners to tap the energy and commitment they have shown on availability issues and encourage them to act as champions to help their communities get the most out of the technology.


About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and Internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

- BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

- BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

- BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m. For more information, visit www.bt.com


Inquiries about this news release should be made to the BT Group newsroom on its 24 hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site:

                             www.bt.com/newscentre

Enclosure 10


NR0423
                               April 28, 2004

                    BT REDUCES MIGRATION COSTS FOR BROADBAND

BT is set to introduce greater flexibility into the broadband market by reducing the prices charged to service providers when they sign up customers from other suppliers and by standardising those prices where possible regardless of which wholesale product the supplier uses.

BT is also making it cheaper for service providers to move their existing customer base from a BT IPStream based service to one based on BT DataStream. The changes are in response to customer demand.

Migration prices will fall to GBP11 per end user from May 1. The new price represents significant savings for service providers. The cost of switching a customer from one BT IPStream based supplier to another has fallen from GBP35 per end user, whereas the cost of moving a customer from a BT IPStream based service to one based on BT DataStream has come down from GBP50 per end user.

The price cut reflects costs savings brought about by the early stages of a project to introduce an automated migrations process. This process will be implemented in stages during the next year.

Bruce Stanford, director of products at BT Wholesale said: "Today's price cut will introduce greater flexibility into the broadband market. The UK is already one of the most competitive broadband markets in the world and this move will make it even more competitive by making it easier for service providers to attract new customers.

"These major price reductions reflect the cost savings brought about by the early stages of a BT Wholesale project to enhance our customers' experience by introducing further automation into the migrations process. The pricing changes reflect the changing nature of the UK broadband market and the fact that service providers are choosing to use a range of different wholesale products. As a result, BT is developing processes so that customers can migrate from one service to another whether it be from IPStream to DataStream or between different service providers. These processes will take time to implement and further announcements will be made over the coming months."



                           -     ends -



Notes to Editors:

BT IPStream is a wholesale ADSL product sold to internet service providers
(ISPs). In simple terms, it is an end-to-end wholesale broadband service that ISPs use to sell on to their end user customers.



BT DataStream is an ATM transport product which tends to be bought by other network operators. These alternative network operators can then use their own ATM and IP networks to sell services directly or indirectly through their ISP customers to consumers and businesses.





Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369. All
            BT Group news releases can be accessed at our web site:

                             www.bt.com/newscentre

Enclosure 11


NR0422                                 April 28, 2004


                             OFCOM STRATEGIC REVIEW
                                  BT STATEMENT

                              BT's initial response


BT welcomes the comprehensive review of the UK telecoms sector. The industry is changing rapidly as new technologies appear, new companies enter the market and customer expectations evolve. Communication is fundamental to the good of society, and BT wants an environment in which people, businesses and organisations can benefit from communicating and sharing information in the way they want when they want. Ofcom's document, on first view, seems balanced and well-thought out and appears to recognise some of the fundamental changes that have continued to take place in the UK telecom sector.

          Ben Verwaayen, chief executive of BT said: "The Ofcom review asks a number of fundamental questions and we welcome the chance to put forward our views. We're pleased that Ofcom say that the review will be fact-based and forward looking. A dynamic and forward-looking industry needs a dynamic and forward-looking regulatory environment."

          The UK market is one of the most highly competitive in the world with over 350 other licensed operators as well as a host of successful mobile operators. These include not only specialist telecoms players but also some of the biggest and most successful retailers in the country. There is also a vibrant cable infrastructure passing 13 million homes. Every person and business has a real choice for every call they make. In fact, BT currently accounts for 35 per cent of the total UK calls market by value.

          One of the key issues for Ofcom must be to create the proper environment to encourage investment. Those who take the risk must have some certainty about the level of reward. A proper investment environment is crucial if the UK is to have a communications infrastructure fit for the new
technologies and services that people and businesses want.   The next generation
of networks, enabling communications between a variety of devices, will not build itself.

          We're pleased that Ofcom recognises the need for sustainable business models as well as ensuring that the rewards are there for those who wish to invest. Subsidising poor business models is not the way forward, sound economic principles are.

          One question raised is the old chestnut of breaking BT up. It is, of course, right that Ofcom asks the question. The answer is self-evident. No other nation has contemplated the break-up of a former incumbent and the arguments against such a move are well rehearsed. The UK economy benefits from a strong, vibrant and competitive BT. Hundreds of other business and suppliers benefit from BT's commitment to the UK telecoms sector and an end-to-end provider is the way to achieve that.


Inquiries about this news release should be made to the BT Group newsroom on its 24 hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site:

www.bt.com/newscentre

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  04 May, 2004